UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):        October 31, 2022

IMPERIAL OIL LIMITED

(Exact name of registrant as specified in its charter)

Canada	0-12014	98-0017682
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

505 Quarry Park Boulevard S.E., Calgary, Alberta	T2C 5N1
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 1-800-567-3776

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[X]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
None		None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On October 31, 2022, Imperial Oil Limited (the “company”) by means of a press release announced the terms of its substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares. A copy of the press release is attached as Exhibit 99.1 to this report.

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedar.com, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is furnished as part of this report on Form 8-K:

99.1	News release of the company on October 31, 2022 announcing the terms of its substantial issuer bid pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPERIAL OIL LIMITED

Date: October 31, 2022

	By:	/s/ Ian Laing

	Name:	Ian Laing
	Title:	Vice-president, general counsel and corporate secretary

	By:	/s/ Cathryn Walker

	Name:	Cathryn Walker
	Title:	Assistant corporate secretary

Exhibit 99.1

Imperial announces terms of its substantial issuer bid for up to

$1,500,000,000 and receipt of exemptive relief

Calgary, AB – October 31, 2022 – Imperial Oil Limited (TSE: IMO, NYSE American: IMO) announced today the terms of its substantial issuer bid (the “Offer”) pursuant to which the company will offer to purchase for cancellation up to $1,500,000,000 of its common shares (the “Shares”). Subject to obtaining certain exemptive relief under applicable securities laws in the United States, the Offer will proceed by way of a modified Dutch auction that includes the ability for shareholders to participate via a proportionate tender. The modified Dutch auction procedure will have a tender price range from $72.50 per Share to $87.00 per Share. All amounts are in Canadian dollars.

The Offer is expected to commence on November 4, 2022 and remain open for acceptance until 5:00 p.m. (Calgary time) on December 9, 2022, unless withdrawn, extended or varied by Imperial. The Company has obtained routine exemptive relief from Canadian securities regulatory authorities with respect to the proportionate take-up and extension requirements of the Offer, the details of which can be found under section 3 of the Offer to Purchase (which will be available on SEDAR upon commencement of the Offer).

The Offer will be for up to approximately 3.4 percent of Imperial’s total number of issued and outstanding Shares (based on a purchase price equal to the minimum purchase price per Share and 604,842,373 Shares issued and outstanding as at the close of business on October 31, 2022).

Exxon Mobil Corporation (“ExxonMobil”), Imperial’s majority shareholder, has advised Imperial that it will make a proportionate tender in connection with the Offer in order to maintain its proportionate Share ownership at approximately 69.6 percent following completion of the Offer.

Holders of Shares wishing to tender to the Offer may do so pursuant to: (i) auction tenders in which the tendering shareholders specify the number of Shares being tendered at a specified price of not less than $72.50 per Share and not more than $87.00 per Share in increments of $0.25 per Share; (ii) purchase price tenders in which they will not specify a price per Share, but will rather agree to have a specified number of Shares purchased at the Purchase Price, as defined below; or (iii) proportionate tenders in which they will agree to sell, at the Purchase Price, a number of Shares that will result in them maintaining their proportionate Share ownership in Imperial following completion of the Offer. Shareholders who validly tender Shares without specifying the method in which they are tendering their Shares, or who make an invalid proportionate tender, including by tendering an insufficient number of Shares, will be deemed to have made a purchase price tender. For purposes of determining the Purchase Price, shareholders who make, or who are deemed to have made, a purchase price tender will be deemed to have tendered their Shares at the minimum price of $72.50 per Share.

The purchase price to be paid by Imperial for each validly deposited Share taken up by the company (the “Purchase Price”) will be determined upon expiry of the Offer and will be based on the number of Shares validly deposited pursuant to auction tenders and purchase price tenders, and prices specified by shareholders making auction tenders. As a result, Imperial’s shareholders who tender their Shares (other than ExxonMobil and shareholders who make proportionate

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

tenders) will set the Purchase Price for the Offer. The Purchase Price will be the lowest price (which will not be less than $72.50 per Share and not more than $87.00 per Share) that enables the company to purchase Shares up to the maximum amount available for auction tenders and purchase price tenders, determined in accordance with the terms of the Offer. Shares deposited at or below the Purchase Price as finally determined by Imperial will be purchased at such Purchase Price. Shares that will not be taken up in connection with the Offer, including Shares deposited pursuant to auction tenders at prices above the Purchase Price, will be returned to the shareholders.

If the aggregate purchase price for Shares validly tendered pursuant to auction tenders and purchase price tenders is greater than the amount available for auction tenders and purchase price tenders (after taking into consideration the proportionate tenders), Imperial will purchase Shares from the shareholders who made purchase price tenders or tendered at or below the Purchase Price as finally determined by Imperial on a pro rata basis, except that “odd lot” holders (shareholders who own fewer than 100 Shares) will not be subject to proration.

Imperial expects to mail the formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (collectively, the “Offer Documents”) containing the terms and conditions of the Offer, instructions for tendering Shares, and the factors considered by Imperial, its Special Committee and its Board of Directors in determining to approve the Offer, among other considerations, on or about November 4, 2022. The Offer Documents will be filed with the applicable securities regulators in Canada and the United States and will be available free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

The Offer will not be conditional upon any minimum number of Shares being tendered. The Offer will, however, be subject to other conditions described in the Offer Documents and Imperial will reserve the right, subject to applicable laws, to withdraw, extend or vary the Offer, if, at any time prior to the payment for deposited Shares, certain events occur.

Imperial’s Board of Directors has approved the making of the Offer and the price range for the purchase of Shares thereunder upon the recommendation of its Special Committee. However, none of Imperial, its Special Committee, its Board of Directors, the dealer manager or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions whether to deposit Shares under the Offer, how many Shares to deposit, whether to deposit Shares pursuant to the same tender option or different tender options and whether to specify a price or prices and, if so, at what price or prices to deposit such Shares.

The Offer referred to in this news release has not yet commenced. This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares. An offer to buy the Shares will only be made pursuant to Offer Documents to be filed with the applicable securities regulators in Canada and the United States which remains subject to obtaining the necessary exemptive relief under applicable securities laws in Canada and the United States. The Offer will be optional for all shareholders, who will be free to choose whether to participate, how many Shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any shareholder who does not deposit any Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in equity interest in Imperial, to the extent that Shares are purchased under the Offer.

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

Imperial has retained RBC Capital Markets to act as financial advisor and dealer manager in connection with the Offer and Computershare Investor Services Inc. (“Computershare”) to act as depositary. Any questions or requests for information may be directed to Computershare at 1 (800) 564-6253 (Toll Free within North America) or 1 (514) 982-7555 (outside North America) or to RBC Capital Markets as dealer manager for the Offer at ImperialSIB@rbccm.com.

Imperial is one of Canada’s largest integrated oil companies. It is active in all phases of the petroleum industry in Canada, including the exploration for, and production and sale of, crude oil and natural gas. In Canada, it is a major producer of crude oil, the largest petroleum refiner and a leading marketer of petroleum products. It is also a major producer of petrochemicals. The company’s operations are conducted in three main segments: Upstream, Downstream and Chemical.

For further information:

Investor Relations	Media Relations
(587) 476-4743	(587) 476-7010

Source: Imperial

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.

Cautionary statement: Statements of future events or conditions in this release, including projections, expectations and estimates are forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, expect, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this release include, but are not limited to, references to the aggregate amount of Shares to be purchased for cancellation under the Offer; the structure of the bid including a modified Dutch auction procedure and proportionate tender; the terms and conditions and tender price range; timing for mailing the Offer Documents, commencement and expiration; and ExxonMobil’s intent to make a proportionate tender.

Forward-looking statements are based on the company’s current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; commodity prices, foreign exchange rates and general market conditions; production rates, growth and mix; project plans, timing, costs, technical evaluations and capacities, and the company’s ability to effectively execute on these plans and operate its assets; that the necessary exemptive relief to proceed with the Offer under applicable securities laws in the United States and Canada will be received on the timeline anticipated; ExxonMobil making a proportionate tender in connection with the Offer; progression of COVID-19 and its impacts on Imperial’s ability to operate its assets; applicable laws and government policies, including restrictions in response to COVID-19; and capital and environmental expenditures could differ materially depending on a number of factors. These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices and the impact of COVID-19 on demand; the receipt, in a timely manner, of regulatory approvals; availability and allocation of capital; unanticipated technical or operational difficulties; operational hazards and risks; availability and performance of third-party service providers, including in light of restrictions related to COVID-19; management effectiveness and disaster response preparedness, including business continuity plans in response to COVID-19; currency exchange rates; political or regulatory events, including changes in law or government policy in response to COVID-19; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K and subsequent interim reports on Form 10-Q.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Source: Imperial

After more than a century, Imperial continues to be an industry leader in applying technology and innovation to responsibly develop Canada’s energy resources. As Canada’s largest petroleum refiner, a major producer of crude oil, a key petrochemical producer and a leading fuels marketer from coast to coast, our company remains committed to high standards across all areas of our business.